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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

February 21, 2017

VIA EDGAR
==========
Ms. Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust
(File Nos. 333-159484 and 811-22298)

Dear Ms. Larkin:
At your request, we are submitting this letter on behalf of our client, Starboard Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the officers of the Trust, in connection with the review conducted by the Staff of the preliminary proxy statement filed on behalf of the QCI Balanced Fund (the "Fund") with the SEC by the Trust on February 3, 2017.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. Please confirm that both telephone numbers provided are accurate.
Response.  The telephone numbers have been updated.
2.	Comment. Please confirm that the dates will be updated.
Response.  The missing dates have been updated.
3.	Comment. Per Item 22(c)(1)(i), please provide the date of the advisory contract.
Response.  The date has been provided.

Ms. Lisa Larkin
 Securities and Exchange Commission
February 21, 2017

4.	Comment. Please confirm whether the Board conducted a 15(f) analysis regarding the change in control.
Response.  Per Section 15(f)(4) of the Investment Company Act of 1940, as amended, an analysis under Section 15(f)(1)(A) was not required for this change in control as the transferee was to a natural person owning more than 25% of the adviser's voting securities prior to the change in control.  Notwithstanding the foregoing, the Trust believes the transaction would comply with Section 15(f)(1)(A) if the transaction were subject to those requirements.
5.	Comment. Please confirm the expense limitation agreement will be extended.
Response.  The expense limitation agreement has been extended.
6.	Comment. Per Item 22(c)(5), please confirm no officer of the Fund is an officer of the adviser.
Response.  The disclosure has been revised to reflect no officer of the Fund is an officer of the Adviser.
7.	Comment. Please enhance the disclosure regarding the board's consideration of the nature and quality of services to be provided by the adviser.
Response.  The disclosure has been revised as requested.
8.	Comment. Please clarify that the adviser's assistance in the distribution of the Fund's shares comes out of the adviser's own resources.
Response.  The disclosure has been revised as requested.
9.	Comment. Please remove the reference to the advisory fee and Fund performance in paragraph (i) of the board's considerations.
Response.  The disclosure has been revised as requested.
10.	Comment. Please remove the word "that" in the phrase "that the experience" in the investment performance discussion.
Response.  The disclosure has been revised as requested.
11.	Comment. In paragraph (iii), please specify any indirect benefits to the adviser and enhance the disclosure regarding the adviser's profitability.
Response.  The disclosure has been revised as requested.

Ms. Lisa Larkin
 Securities and Exchange Commission
February 21, 2017

12.	Comment. In paragraph (iv), please remove the discussion regarding the administration agreement.
Response.  The disclosure has been revised as requested.
13.
Comment.  Please add the disclosure regarding average commissions paid to affiliated brokers per Item 22(c)(13)  Also, please add disclosure regarding the amount of the advisory fee in the last fiscal year and any other fees paid to the adviser.

Response.  The disclosure has been revised to reflect no commissions were paid to affiliated brokers.  Disclosure has also been adding regarding the amount of the advisory fee in the last fiscal year and any other fees paid to the adviser.
14.	Comment. Please add householding disclosure.
Response.  The disclosure has been revised as requested.

* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis